

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 17, 2007

By U.S. Mail and facsimile to (212) 930-9725

John Collins
President and Chief Executive Officer
VeruTEK Technologies, Inc.
628-2 Hebron Avenue
Glastonbury, Connecticut 06033

>   **Re: VeruTEK Technologies, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed July 19, 2007**
>   **File No. 333-144721**

Dear Mr. Collins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

> Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

        - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

        - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

            - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

            - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

        - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2, above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3-4, above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments, as disclosed in response to comment 2, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether—based on information obtained from the selling shareholders— any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

    If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. Please revise your Form SB-2 to include unaudited interim financial statements and related disclosures for the period ended June 30, 2007 as required by Item 310(g) of Regulation S-B. We remind you that the historical financial statements of VeruTek-Delaware will become the financial statements of the registrant for periods prior to the date of the reverse acquisition and that those historical financial statements should reflect the "acquisition" of VeruTek-Nevada on the

date of the reverse acquisition. We also remind you that all share data, per share data and equity disclosures related to VeruTek-Delaware should be retro-actively restated to reflect the shares issued by VeruTek-Nevada to "acquire" VeruTek-Delaware as outstanding for all periods presented, in a manner similar to a stock split.

Cover Page of Registration Statement

12. Please include a Rule 415 legend, as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 of Regulation C.

Table of Contents

13. Please update your table of contents to provide accurate references to disclosure in your prospectus. In this regard, we note that certain headings contained in the filing do not match the headings identified in the table of contents and that certain page number references are not correct. For example, there is no "Management" section in the filing and the "Executive Compensation" section does not begin on page 35. We also note that the filing does not contain the information required by Item 19 of Form SB-2, "Certain Relationships and Related Transactions," despite the fact that there is a reference to this section in the table of contents. Please revise to provide this disclosure.

Prospectus Summary, page 3

14. We note your statement on page 3 that you issued 750,000 shares of VeruTEK-Nevada common stock upon conversion of a bridge loan and that warrants to purchase 750,000 shares of common stock, exercisable at $1.50 per share, were issued in connection with the May 9, 2007, transaction. We also note the discussion of the bridge loan on page 4, which states the loan was converted for 776,051 shares of common stock and that bridge warrants to purchase 776,051 additional shares at an exercise price of $1.20 were also issued. We also note similar inconsistencies on pages F-8 and F-21. Please revise your disclosure here, on page 16 and elsewhere in the filing, as appropriate, to reconcile the number of shares issued in connection with the conversion of the bridge loan and to clarify whether the bridge warrants are the warrants referenced on page 3. Please also clarify if these shares are being registered pursuant to this registration statement.

The Offering, page 4

15. We note the disclosure regarding the number of shares outstanding before and after the offering. Please reconcile these share amounts. In this regard, we note that the amount outstanding after the offering appears to reflect all of the shares

being registered, notwithstanding the fact that you indicated that 776,051 shares being registered are currently outstanding.

May 2007 Financing, page 5

16. Please disclose the total number of shares issuable upon conversion of the notes and exercise of the warrants.

17. We note your disclosure in the fourth paragraph on page 5 with respect to the number of shares you are obligated to register and the filing deadline under the registration rights agreement. It appears that you have not complied with these provisions. Please update your disclosure to discuss the consequences, if any, of your non-compliance with these portions of the registration rights agreement.

18. We note that the conversion price of the convertible notes is subject to adjustment. Please revise to disclose the provisions that would cause the conversion rate to adjust. Please also disclose the provisions causing the exercise price of the May 2007 Warrants to adjust.

Risk Factors, page 6

19. Please add a risk factor regarding the matters discussed in the first paragraph of note 2 and the third paragraph of note 3 to the financial statements. Please also add a risk factor regarding your indebtedness.

Risks Related to Our Business, page 6

20. We note that many of your risk factor headings state that you "cannot be certain" or cannot offer assurance with respect to certain events. For example, see "We cannot be certain that our internal control over financial reporting . . ." on page 7, "We cannot assure you that our organic growth strategy will be successful . . ." on page 8, and "We cannot assure that our acquisition growth strategy will be successful . . ." on page 9. Please note that your risk factor disclosure should address current, material risks of your business, industry, or securities and that such risks to investors are those directly affecting one or more of these factors, not your inability to provide assurance of a particular outcome. Please revise accordingly.

Selling Security Holders, page 14

21. We note the disclosure in the last sentence of the first introductory paragraph. Please reconcile with the disclosure in the table, which indicates that Nite Capital will continue to hold shares following the offering.

22. We note the statement in the second sentence of footnote (3) to the table. This statement does not appear to be accurate, as no selling security holder appears to beneficially own more than 9.9%. Please advise or revise.

23. Please revise the footnote disclosure to provide the exercise price of the warrants held by each selling security holder.

24. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that being offered for resale. Please be advised that language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer.

25. If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:

    • that such selling security holder purchased in the ordinary course of business; and

    • that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If any such selling security holder is unable to make these representations, please state disclose that he or she is an underwriter. Please be advised that language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is an affiliate of a broker-dealer that cannot make these representations.

Description of Business, page 21

26. Please revise your discussion of your revenue streams to disclose those in which you have commenced revenue-generating activities and, for those in which you have not yet commenced revenue-generating activities, the status of the products and services you anticipate marketing. See Regulation S-B, Item 101(b)(1),(3).

27. We note the disclosure in the first sentence of the second paragraph that you have "successfully tested the first series…" Please explain the manner in which you tested these technologies, including whether a third party certified the test.

28. We note the disclosure in the first paragraph on page 22. Please revise to disclose what you mean in the statement that "the environmental consulting market is

currently commodity driven." Please also disclose what you mean by "true cost-effective and green cleanup" and why this approach constitutes the "real solution" and why it will provide "high-end consulting" opportunities in light of the asserted cost-effectiveness. Please also revise to explain the basis for your belief that you "are positioned to capitalize on this trend in the market."

29. We note your statement indicating you have invented "what is essentially a disruptive technology to the market . . . ." What is this technology? Why is it disruptive to the market? Please revise here and under "Products" to disclose the technologies you have developed, the stage of their development (e.g., theoretical, demonstration, fully operational), and the specific applications for which they will be utilized.

Demand, page 22

30. Please revise to explain how the existence of "hazardous wastes in groundwater in the United States . . . pose indoor air and other risks to people." Please also revise to clarify the basis for your statement that "[t]here is no permanent remedy that removes contamination to provide sufficient protection to the general public and ecology, as well as to reconcile this statement with the statement on page 23 that "the acceptance of risk-based standards" constitutes a predominant trend in the remediation marketplace. More generally, please revise your disclosure under this heading to address specific demand for any products you have developed or are currently developing. Merely stating that "[g]overnment, industry, and the public are interested in cleaning up the environment" does not provide useful disclosure to investors.

Distribution, page 22

31. We note the disclosure in the first sentence. Please explain the manner in which the federal and state governments will distribute your products and services.

32. Please explain the basis for the statement that URS is the largest environmental consulting company in the U.S.

Environmental Market, page 22

33. We note your statement that "[r]emediation, which is an endpoint of all environmental projects, ties these markets together." Please revise to clarify whether this statement conflicts with your earlier characterization of the environmental market as "fragmented."

Competition, page 24

34. Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, such as your estimates of the number of companies operating in the remediation market and the percentage of industry revenues derived by the top twenty companies. In addition, please tell us whether such other information is publicly available without charge.

Management's Discussion and Analysis, page 26

General

35. Please discuss any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B, or state that none exist.

Liquidity and Capital Resources, page 27

36. Given your auditor's substantial doubt about your ability to continue as a going concern, please revise your filing to provide a discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity's Continued Existence. Specifically, please disclose how you have used or intend to use the proceeds you raised during January 2007 and May 2007 and discuss how long you believe those proceeds will sustain your operations.

37. You disclosed that during the second quarter you allocated the proceeds from your May 2007 convertible notes and May 2007 warrants between the two securities and recognized a beneficial conversion feature. Please supplementally provide us an analysis of how you determined your allocation between the notes and the warrants, including how you determined the fair value of each. Additionally, please supplementally provide your calculation of the related beneficial conversion feature.

38. In the notes to your updated interim financial statements, please summarize the material terms of the May 2007 warrants, including whether they can be exercised on a cashless basis. In addition, tell us if you have performed an analysis of the May 2007 warrants and the bridge warrants under EITF 00-19.

39. Based on your disclosures on page 5 concerning the May 2007 financing, we note that you were required to file a registration statement by the 60th day following the closing date. It appears to us that you did not meet that deadline based on the date your registration statement was filed. Please clarify whether you are

currently in violation of this agreement. Also, please explain how you are accounting for this agreement and any resulting penalties, and provide the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF 00-19-2 for guidance.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 40

40. Please be advised that all the disclosures related to the former auditor are required to cover the two most recent fiscal years and the period through the date of dismissal pursuant to Item 304 of Regulation S-B. Please revise your disclosures to fully comply with Item 304 of regulations S-B, obtain a new letter from the former auditor related to your revised disclosures and file that new letter as an exhibit to the registration statement.

Description of Securities, page 39

41. Please disclose the information required by Item 202(a)(5) of Regulation S-B.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, pages F-5 and F-16

42. Based on your disclosures, it is not clear to us if your fixed price contracts include multiple tasks for which you allocate the fixed price to each task or if each task is covered by a separate fixed price contract. Please help us better understand these arrangements and your accounting. In addition, please tell us why the accounts receivable days outstanding at March 31, 2007 increased relative to December 31, 2006 and tell us the amount of such outstanding receivables that have been subsequently collected.

Note 3 – Loss Per Share, page F-7

43. In your updated interim financial statements, please disclose the number of shares that are excluded from your loss per share calculations.

Note 6 – Long-Term Debt, page F-8

44. Please supplementally provide to us an analysis of how you determined your allocation between the bridge loan and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide your calculation of the related beneficial conversion feature.

45. Please summarize the material terms of the bridge warrants, including whether they can be exercised on a cashless basis.

46. We note your reference to a third party who determined the fair value of the bridge warrants. Please identify this expert and include their consent in accordance with Rule 436(b) of Regulation C or delete the reference to them.

Note 8 – Stock-Based Compensation, page F-9 and Note 10 – Stock-Based Compensation, page F-22

47. For each period, please disclose how many shares of Class B common stock were issued and how the resulting compensation expense was determined.

Note 9 – Subsequent Event, page F-10

48. Please clarify how you accounted for and valued the shares issued to the five advisors.

Note 12 – Contributed Technology, page F-23

49. You disclose that Mr. Collins and Mr. Hoag transferred proprietary technology to the company with a "fair value" of $3.1 million that you recorded as research and development expense. Since this proprietary technology was exchanged for shares of common stock in VeruTek-Delaware, it appears that the amount recorded should have been their historical cost basis determined under GAAP as stated in SAB Topic 5G. Please clarify or revise your document as appropriate. To the extent that the amount you recorded is their historical cost basis determined under GAAP, please provide additional disclosures regarding the specific nature of the costs they incurred to develop the technology.

Exhibit Index

50. Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker,

Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen M. Fleming
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006